Filed by Palomar Medical Technologies, Inc.

pursuant to Rule 425 under the Securities Act and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934.

Subject Company: Palomar Medical Technologies, Inc.

Commission File No.: 001-11177

To:	Palomar Employees

From:	Paul S. Weiner

Date:	April 24, 2013

Re:	Effect of Cynosure Acquisition on Palomar Employee Equity Awards & PNC 401(k) PMTI Stock

I. Introduction

As you are aware, on March 17, 2013, Palomar and Cynosure signed a Merger Agreement, pursuant to which Cynosure has agreed to acquire Palomar for a combination of cash and Cynosure stock having an aggregate value of approximately $294 million, subject to the terms and conditions in the agreement. Upon the closing of the acquisition, each outstanding share of Palomar common stock (“PMTI Stock”) will be automatically converted into $6.825 in cash plus $6.825 in Cynosure common stock (“CYNO Stock”). The number of shares of CYNO Stock to be received for each share of PMTI Stock will be equal to $6.825 divided by the average of Cynosure’s last reported sales prices for the 20 trading days ending on the third trading day prior to the closing of the acquisition, except that this ratio will not be less than 0.229 nor more than 0.283. Cynosure will be required to pay additional cash (up to a maximum of $0.400 per share) as a “make-whole” payment if the value of the CYNO Stock determined pursuant to this ratio is less than $6.825, and cash will be paid in lieu of fractional shares of CYNO Stock. We anticipate that the special meeting of Palomar stockholders to adopt the Merger Agreement will be held on June 24, 2013 and that the acquisition will close by the end of June 2013.

This memo outlines how the pending acquisition affects the five forms of outstanding Palomar employee equity awards: stock options, restricted stock awards, performance-based restricted stock awards, restricted stock unit awards and stock-settled stock appreciation rights. You may hold one or more of these types of awards. You may also own PMTI Stock in your 401(k) account at PNC.

Please review this Introduction and the pages below that summarize the effect of the acquisition on the types of awards that you hold. If you hold stock options, you will be required to take action BEFORE the acquisition, so please read this memo carefully. You are strongly encouraged to consult your financial and tax advisors regarding the treatment of your Palomar equity awards in connection with this acquisition and any related actions you may choose to take. This memo does not describe all tax consequences that may be relevant to you with respect to your equity awards.

Pursuant to the Merger Agreement:

•

each outstanding Palomar stock option that is unexercised as of immediately prior to the acquisition closing will be cancelled and the holder will have no further rights with respect to the option; and

•

each outstanding Palomar restricted stock award (“RSA”), restricted stock unit award (“RSU”), performance-based restricted stock award (“PBRSA”) and stock-settled stock appreciation right (“SAR”) will vest in full and will automatically be converted into the right to receive the merger consideration described above, less applicable minimum tax withholding and, in the case of SARs, the applicable exercise price.

II. Stock Options

If you hold outstanding Palomar stock options, your options will be cancelled and you will not be entitled to the merger consideration unless you exercise your options prior to the closing of the acquisition. Accordingly, if you have options that are “in-the-money” (that is, with an exercise price that is less than the per share merger consideration of approximately $13.65), you must exercise your options BEFORE the closing of the acquisition to receive the value of your options. Please carefully read the information below regarding the timing of any exercise.

Methods of Exercise:

1. Cash Exercise: You may exercise your options and hold the underlying PMTI stock by paying the exercise price with cash or a check, which we and E*TRADE refer to as a Cash Exercise. If you plan to undertake a Cash Exercise, you must deliver a notice of exercise together with cash or a check in payment of the exercise price and any applicable minimum tax withholding. Pursuant to our insider trading policy, you can undertake a Cash Exercise when the trading window is closed. However, we strongly suggest exercising by no later than ten (10) days prior to the closing of the acquisition to be sure that your exercise is completed and you are listed as a Palomar stockholder no later than the closing date of the acquisition. Any options not exercised at least ten (10) days prior to the closing of the acquisition have a risk of being cancelled without receipt of any consideration.

2. Cashless Exercise/ Same-Day Sale: You may exercise your options using a cashless exercise pursuant to which you instruct E*TRADE to sell all of the shares under your option and deliver to you, in cash, the value of the stock at the time of exercise less your exercise price, transaction fees and applicable minimum tax withholding. We and E*TRADE also refer to a cashless exercise as a Same-Day Sale. Our insider trading policy, which allows you to complete a cashless exercise only during an open trading window, continues to apply. Moreover, any options not exercised at least ten (10) days prior to the closing of the acquisition have a risk of being cancelled without receipt of the merger consideration because it typically takes E*TRADE several days to process stock option exercises. The ten (10) days are strongly suggested to ensure that the exercise is completed and that the PMTI Stock is in your broker account prior to the closing of the acquisition. Accordingly, we strongly encourage you to complete any cashless exercise during the next open trading window which is between April 29 and June 14, which would be at least 10 days prior to the anticipated closing of the acquisition, because, assuming that the acquisition closes by the end of June 2013, there will not be another time to complete a cashless exercise prior to the anticipated closing of the acquisition.

Please consider the transaction fees associated with selling PMTI Stock. E*TRADE commission fees are as follows: All shares sold as part of a stock plan transaction are $0.03/share with a $24.95 minimum fee structure. For most people (less than 150 trades/quarter), there is a flat fee of $9.99 per trade. You are strongly encouraged to calculate the transaction fees and determine your tax liabilities associated with a cashless exercise as your net proceeds from the exercise may not be sufficient to cover your transaction fees and tax liabilities. This is particularly true for stock options with a $13.31 exercise price.

Examples:

Example #1 – Cash Exercise (no Sales into the Market): Assume you have 1,000 stock options with an exercise price of $5.05 and the PMTI Stock closing price on the day of exercise is $13.50. Assume that, per the Merger Agreement, the CYNO Stock price to be used to convert PMTI Stock into CYNO Stock is $29.00.

You will be required to write a check to Palomar for $5,050.00 ($5.05 exercise price * 1,000 shares). If your option is an incentive stock option, there is no tax withholding as a result of your option exercise. If your option is a nonqualified stock option, in order to exercise your option, you will be required to write a check to Palomar for any applicable minimum tax withholding. Upon completion of your exercise, you will receive 1,000 shares of PMTI Stock.

Upon the closing of the acquisition, you will automatically receive $6,825.00 in cash (1,000 shares*$6.825/share), 235 shares of CYNO Stock (($6.825/$29.00)*1,000 shares, rounded down to the nearest whole share), plus cash in lieu of the fractional share of CYNO stock. You will no longer own any PMTI Stock.

Example #2 – Cashless Exercise (with Sale-Day Sale of All Underlying Shares): Assume you have 1,000 stock options with an exercise price of $5.05, the PMTI Stock closing price on the day of exercise is $13.50, and that you instruct E*TRADE to sell all shares issued upon exercise.

Upon completion of your broker-assisted exercise, you will receive $8,450.00 in cash (($13.50-$5.05)*1,000 shares), less applicable transaction fees. If your option is an incentive stock option, no tax withholding is due upon the exercise of your option or upon the sale of the PMTI Stock. If your option is a nonqualified stock option, the proceeds you receive will be reduced by any applicable minimum tax withholding. You will not receive any further consideration upon the closing of the acquisition.

Out-of-the-Money Options:

You may have unexercised out-of-the-money stock options (that is, options that have an exercise price that exceeds the approximate per share merger consideration of $13.65). These options hold no value for you. Upon the closing of the acquisition, all unexercised options will be forfeited without payment of any value to you and you will have no further rights with respect to such options.

Action to be taken by Employee:

If you want to exercise your in-the-money stock options, you must ensure that your option exercise is completed prior to the closing of the acquisition, and you must comply with our insider trading policy. If you plan to use a cashless exercise, we strongly urge you to complete any broker-assisted exercise between April 29 and June 14, which would be at least 10 days prior to the anticipated closing of the acquisition, because, assuming that the acquisition closes by the end of June 2013, there will not be another time to complete a cashless exercise prior to the anticipated closing of the acquisition. In any event, we strongly recommend that you provide E*TRADE (or your other broker) with exercise instructions at least 10 days prior to the closing of the acquisition. This will NOT be completed for you.

III. Stock-Settled Stock Appreciation Rights (“SARs”)

If you hold outstanding Palomar SARs, your SARs will vest immediately prior to the closing of the acquisition and will be automatically converted into the right to receive the merger consideration, comprised of cash and CYNO Stock. The cash portion of the merger consideration that otherwise would be payable to you will be reduced by any applicable minimum tax withholding. Your shares of CYNO Stock will be delivered to your E*TRADE account.

Example:

Assume that you have 1,000 SARs with an exercise price of $5.60, all of which will vest immediately prior to the closing of the acquisition. Assume that, per the Merger Agreement, the CYNO Stock price to be used to convert PMTI Stock into CYNO Stock is $29.00.

Upon the closing of the acquisition, your SAR will convert into the right to receive approximately $8,050.00 ($13.65 (fair market value per share of PMTI Stock)—$5.60 (exercise price per share))*1,000 shares. Of this $8,050.00, half will be paid in cash ($4,025.00) and half will be paid in CYNO Stock (138 shares ($4,025.00/$29.00, rounded down to the nearest whole share)), plus cash in lieu of the fractional share of CYNO stock. Importantly, the cash amount of $4,025.00 will be reduced by any applicable minimum tax withholding. Any remaining cash balance, as well as your CYNO Stock, will be delivered to your E*TRADE account. You will no longer have any rights with respect to the SARs.

Action to be taken by Employee:

None.

IV. Restricted Stock Awards (“RSAs”) / Performance-based Restricted Stock Awards (“PBRSAs”)

If you hold unvested RSAs and/or PBRSAs, your RSAs/PBRSAs will automatically vest immediately prior to the closing of the acquisition and will be automatically converted into the merger consideration, comprised of cash and CYNO Stock. The cash portion of the merger consideration that otherwise would be payable to you will be reduced by any applicable minimum tax withholding. Your shares of CYNO Stock will be delivered to your E*TRADE account.

Example:

Assume that you have 1,000 RSAs and/or PBRSAs all of which will vest immediately prior to the closing of the acquisition and that, per the Merger Agreement, the CYNO Stock price to be used to convert PMTI Stock into CYNO Stock is $29.00.

Upon the closing of the acquisition, your RSAs/PBRSAs will convert into the right to receive approximately $13,650.00 ($13.65 (fair market value of PMTI Stock) * 1,000 shares). Of this $13,650.00, half will be paid in cash ($6,825.00) and half will be paid in CYNO Stock (235 shares ($6,825.00/$29.00, rounded down to the nearest whole share)), plus cash in lieu of the fractional share of CYNO Stock. Importantly, the $4.025.00 cash amount will be reduced by any applicable minimum tax withholding. Any remaining cash balance, as well as your CYNO Stock, will be delivered to your E*TRADE account. You will no longer own any PMTI Stock.

Action to be taken by Employee:

None.

V. Restricted Stock Units (“RSUs”)

If you hold unvested RSUs, your RSUs will be treated in the same manner as unvested RSAs/PBRSA, except that we will not withhold minimum taxes from the cash portion of the merger consideration. Instead, you will be responsible for paying any taxes due with respect to the vesting the RSUs and conversion of the RSUs into the merger consideration directly to the applicable taxing authorities. Please see the “Restricted Stock Awards (“RSAs”) / Performance-based Restricted Stock Awards (“PBRSAs”)” section above.

VI. PNC 401(k) Common Stock

If you hold PMTI Stock in your 401(k) account held at PNC, the PMTI Stock will automatically be converted under the Merger Agreement into the merger consideration, comprised of cash and CYNO Stock.

Example:

Assume that you have 1,000 shares of PMTI Stock in your 401(k) account held at PNC immediately prior to the closing of the acquisition and that, per the Merger Agreement, the CYNO Stock price to be used to convert PMTI Stock into CYNO Stock is $29.00.

Upon the closing of the acquisition, you will automatically receive $6,825.00 in cash (1,000 shares*$6.825/share) and 235 shares of CYNO Stock (($6.825/$29.00)*1,000 shares, rounded down to the nearest whole share), plus cash in lieu of the fractional share of CYNO Stock. You will no longer own any PMTI Stock.

The cash and CYNO Stock will be automatically deposited into your 401(k) account held at PNC. The cash will automatically be invested in the American Century Strategic Allocation: Conservative (default fund). Participants may then transfer out of the default fund into the investment of their choice within the 401(k) Plan by contacting their PNC representative.

Action to be taken by Employee:

None.

Safe Harbor Statement

With the exception of the historical information contained in this memorandum, the matters described herein contain forward-looking statements, including, but not limited to, statements relating to the value and mix of consideration payable to holders of employee equity awards upon completion of the merger. These forward-looking statements are neither promises nor guarantees, but involve risk and uncertainties that may individually or mutually impact the matters herein, and cause actual results, events and performance to differ materially from such forward-looking statements. These risk factors include, but are not limited to, results of future operations, difficulties or delays in developing or introducing new products and keeping them on the market, the results of future research, lack of product demand and market acceptance for current and future products, adverse events, product changes, the effect of economic conditions, challenges in managing joint ventures and research with third parties, the impact of competitive products and pricing, governmental regulations with respect to medical devices, including whether FDA clearance will be obtained for future products and additional applications, the results of litigation, difficulties in collecting royalties, potential infringement of third-party intellectual property rights, factors affecting future income and resulting ability to utilize NOLs, difficulties in combining the operations of Cynosure and Palomar, failure to receive approval from the stockholders of Palomar or Cynosure or to satisfy other conditions to the parties’ obligations to complete the merger, the effects of disruption from the merger making it more difficult to maintain relationships with employees, licensees, customers, suppliers or other business partners or governmental entities, the ability of Cynosure to successfully integrate Palomar’s operations and employees, the ability to realize anticipated synergies and cost savings, other business effects, including the effects of industry, economic or political conditions outside of the parties’ control, transaction costs, actual or contingent liabilities, the risk that competing offers for Palomar will be made and/or other factors, which are detailed from time to time in Cynosure’s and Palomar’s SEC reports, including their reports on Form 10-K for the year ended December 31, 2012 and any subsequently filed quarterly reports on Form 10-Q. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither Cynosure nor Palomar undertakes any obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Cynosure filed a Registration Statement on Form S-4 (File No. 333-187895) with the Securities and Exchange Commission (“SEC”) on April 12, 2013. The Registration Statement includes a joint proxy statement of Cynosure and Palomar that also constitutes a prospectus of Cynosure. Palomar and Cynosure also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC (IF AND WHEN THEY BECOME AVAILABLE) BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Cynosure and Palomar with the SEC (if and when they become available) at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Cynosure’s Investor Relations Department at (617) 542-5300 or CYNO@investorrelations.com, or by contacting Palomar’s Investor Relations Department at (781) 993-2411 or ir@palomarmedical.com.

Cynosure and Palomar and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Cynosure’s directors and executive officers is available in the joint proxy statement/prospectus under the heading “Information About Cynosure’s Directors, Officers and 5% Stockholders.” As of April 5, 2013, Cynosure’s directors and executive officers beneficially owned approximately 2.9 million shares, or 17.1%, of Cynosure’s Class A common stock. Information about Palomar’s directors and executive officers is available in Palomar’s proxy statement dated April 4, 2012 for its 2012 Annual Meeting of Stockholders and in the joint proxy statement/prospectus. As of March 15, 2013, Palomar’s directors and executive officers beneficially owned approximately 2.7 million shares, or 13.1%, of Palomar’s common stock. Additional information regarding the interests of Palomar’s directors and executive officers in the proposed transaction, including information relating to the acceleration of Palomar equity awards; the election of Joseph P. Caruso, Palomar’s President, Chief Executive Officer and Chairman of the Board of Directors, as Cynosure’s President and Vice Chairman of the Board of Directors; amendments to existing Palomar employment agreements; a new employment agreement between Cynosure and Mr. Caruso; indemnification and insurance matters relating to Palomar directors and executive officers; and golden parachute compensation, can be found in the joint proxy statement/prospectus under the heading “Interests of Directors and Executive Officers of Palomar in the Merger.” Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of any documents described above from Cynosure or Palomar using the sources indicated above.

This memorandum shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.